SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 8)*

                        KANSAS CITY SOUTHERN INDUSTRIES, INC.
                                   (Name of Issuer)

                       Common Stock, Par Value $0.01 Per Share
                            (Title of Class of Securities)


                                     485 1701 04
                                    (CUSIP Number)

          Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          * This statement constitutes Amendment No. 8 to the Schedule 13G, dated March 4, 1988, as amended February 2, 1989, January 31, 1990, January 7, 1991, February 7, 1992, February 11, 1993,
          February 11, 1994 and February 13, 1995, previously filed by UMB Bank, N.A. (formerly United Missouri Bank, n.a.) ("UMB") and Amendment No. 4 to Schedule 13G dated February 7, 1992, as amended February 11, 1993, February 11, 1994 and February 13, 1995, previously filed by UMB's parent, UMB Financial Corporation (formerly United Missouri Bancshares, Inc.) and Amendment No. 4 to Schedule 13G dated February 7, 1992, as amended February 11, 1993, February 11, 1994 and February 13, 1995, previously filed by Kansas City Southern Industries, Inc. Employee Stock Ownership Plan (the "KCSI ESOP"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Kansas City Southern Industries, Inc., a Delaware corporation (the "Issuer").

                                  Page 1 of 12 Pages

          CUSIP NO. 485 1701 04        SCHEDULE 13G      Page 2 of 12 Pages

          1.   Name of Reporting Person
               S.S. or I.R.S. Identification No. of above person:

               UMB BANK, N.A. ("UMB")

          2.   Check the Appropriate box if a member of a group    (a) [ ]
                                                                   (b) [x]

          3.   SEC Use Only

          4.   Citizenship or Place of Organization:  United States

          Number of Shares Beneficially Owned by UMB With:

          5.   Sole Voting Power:  8,500.

          6. Shared Voting Power: 3,768,758. UMB disclaims beneficial ownership of the 3,759,098 shares held as co-trustee of the Kansas City Southern Industries, Inc. Employee Stock Ownership Plan (the "KCSI ESOP") that have been allocated to the accounts of participants.

          7.   Sole Dispositive Power:  8,500.

          8. Shared Dispositive Power: 3,768,758. Beneficial ownership is disclaimed as to the 3,759,098 shares held as co-trustee of the KCSI ESOP that have been allocated to the accounts of participants.

          9. Aggregate Amount Beneficially Owned by UMB: 3,777,258. Beneficial ownership is disclaimed as to the 3,759,098 shares held as co-trustee of the KCSI ESOP that have been allocated to the accounts of participants.

          10. Check Box if the Aggregate Amount in Row (9) excludes Certain Shares: [X] Such amount excludes 1,301,857 shares of the Issuer's Common Stock held in custody accounts by UMB for which UMB has no voting or dispositive power.

          11.  Percent of Class Represented by Amount in Row 9:  9.7%

          12.  Type of Reporting Person: BK

          CUSIP NO. 485 1701 04        SCHEDULE 13G      Page 3 of 12 Pages

          1.   Name of Reporting Person
               S.S. or I.R.S. Identification No. of above person:

               UMB FINANCIAL CORPORATION ("UMBFC")

          2.   Check the Appropriate box if a member of a group    (a) [ ]
                                                                   (b) [x]

          3.   SEC Use Only

          4.   Citizenship or Place of Organization:  Missouri

          Number of Shares Beneficially Owned by UMBFC With:

          5.   Sole Voting Power: -0-

          6.   Shared Voting Power:  -0-

          7.   Sole Dispositive Power:  -0-

          8.   Shared Dispositive Power:  -0-

          9.   Aggregate Amount Beneficially Owned by UMBFC:  -0-

          10. Check Box if the Aggregate Amount in Row (9) excludes Certain Shares: [X] Such amount excludes 5,079,115 shares of the Issuer's Common Stock are held by UMB in various capacities as to which UMBFC has no voting or dispositive power.

          11.  Percent of Class Represented by Amount in Row 9: 0%

          12.  Type of Reporting Person: HC

          CUSIP NO. 485 1701 04        SCHEDULE 13G      Page 4 of 12 Pages

          1.   Name of Reporting Person
               S.S. or I.R.S. Identification No. of above person:

               KANSAS  CITY   SOUTHERN  INDUSTRIES,  INC.   EMPLOYEE  STOCK
               OWNERSHIP PLAN ("KCSI ESOP")

          2.   Check the Appropriate box if a member of a group    (a) [ ]
                                                                   (b) [x]

          3.   SEC Use Only

          4.   Citizenship or Place of Organization:  Missouri

          Number of Shares Beneficially Owned by the KCSI ESOP With:

          5.   Sole Voting Power:  -0-

          6. Shared Voting Power: 3,759,098. Beneficial ownership is disclaimed as to all of these shares, which are held on behalf of the KCSI ESOP and have been allocated to the accounts of participants.

          7.   Sole Dispositive Power:  -0-

          8. Shared Dispositive Power: 3,759,098. Beneficial ownership is disclaimed as to all of these shares, which are held on behalf of the KCSI ESOP and have been allocated to the accounts of participants.

          9. Aggregate Amount Beneficially Owned by KCSI ESOP 3,759,098. Beneficial ownership is disclaimed as to all of these shares, which are held on behalf of the KCSI ESOP and have been allocated to the accounts of participants.

          10. Check Box if the Aggregate Amount in Row (9) excludes Certain Shares: [ ]

          11.  Percent of Class Represented by Amount in Row 9:  9.6%

          12.  Type of Reporting Person: EP

          CUSIP NO. 485 1701 04                          Page 5 of 12 Pages

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 8)

          Item 1(a)      Name of Issuer:

                         Kansas City Southern Industries, Inc., a Delaware corporation

          Item 1(b)      Address of Issuer's Principal Executive Offices:

                         114 West 11th Street, Kansas City, Missouri  64105

          Item 2(a)      Names of Persons Filing:

                         (i)       UMB Bank, N.A. ("UMB")

                         (ii)      UMB Financial Corporation ("UMBFC")

                         (iii) Kansas City Southern Industries, Inc. Employee Stock Ownership Plan ("KCSI ESOP")

          Item 2(b)      Address of Principal Business or, if none,
                         Residence:

                         Both UMB and UMBFC maintain their principal executive offices at, and the address for the KCSI ESOP is, 1010 Grand Avenue, Kansas City, Missouri 64106

          Item 2(c)      Citizenship:

                         UMBFC is a corporation organized under the laws of the State of Missouri, UMB is a national banking association chartered by the United States and the KCSI ESOP is a trust organized in the State of Missouri.

          Item 2(d) Title of Class of Securities: common stock, par value $0.01 per share (the "Common Stock").

          Item 2(e)      CUSIP Number:  485 1701 04

          CUSIP NO. 485 1701 04        SCHEDULE 13G      Page 6 of 12 Pages

          Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         (a)  [   ]   Broker or Dealer under Section 15  of
                              the Act

                         (b) [ X ] Bank as defined in section 3(a)(6) of the Act (UMB)

                         (c)  [     ]    Insurance  Company as  defined  in
                              section 3(a)(19) of the Act

                         (d)  [    ]   Investment Company  registered under
                              section 8 of the Investment Company Act

                         (e)  [    ]   Investment Adviser  registered under
                              section 203 of the Investment Advisers Act of
                              1940

                         (f) [ X ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F) (KCSI ESOP)

                         (g) [ X ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See
                              Item 7) (UMBFC)

                         (h)  [     ]   Group,  in accordance  with Section
                              240.13d-1(b)(1)(ii)(H)

               The KCSI ESOP may be deemed to beneficially own in excess of 5% of the Issuer's Common Stock and is filing this statement as a result thereof. As co-trustee of the KCSI ESOP, UMB may have certain voting and dispositive powers over such shares and is filing this schedule as a result of having such powers. UMBFC owns 100% of the outstanding stock of UMB and is filing this schedule solely as a result of such stock ownership.

          Item 4.   Ownership.

               The KCSI ESOP may be deemed to beneficially own certain shares of the Issuer's Common Stock held by the KCSI ESOP. UMB serves as co-trustee of the KCSI ESOP with Mercantile Bank of Kansas City ("MBKC"). MBKC serves as co-trustee of the KCSI ESOP for the sole purpose of jointly voting with UMB the Issuer's Common Stock held by the KCSI ESOP. The KCSI ESOP participants exercise voting and

          CUSIP NO. 485 1701 04        SCHEDULE 13G      Page 7 of 12 Pages

          dispositive powers over the KCSI ESOP shares allocated to their accounts as they have the right to direct the voting of such shares and the tendering of such shares in response to a tender offer. Certain shares of Issuer's Common Stock held by the KCSI ESOP are allocated to the accounts of the participants in the plan, and beneficial ownership is disclaimed as to those shares. Any unallocated KCSI ESOP shares are to be voted by the trustees in the same proportion as allocated shares. Therefore, the KCSI ESOP may be deemed to beneficially own shares of the Issuer's Common Stock as follows.

               (a) Amount Beneficially Owned: 3,759,098. Beneficial ownership is disclaimed as to all of these shares, which are allocated to the accounts of participants under the KCSI ESOP.

               (b)  Percent of Class:  9.6%

               (c)  Number of shares as to which the KCSI ESOP has:

                    (i)       sole power to vote or to direct the vote: -0-

                    (ii)      shared power to vote or to direct the vote:
                              3,759,098.       Beneficial   ownership    is
                              disclaimed as to all of these shares, which are allocated to the accounts of participants under the KCSI ESOP.

                    (iii) sole power to dispose or to direct the disposition of: -0-

                    (iv) shared power to dispose or to direct the disposition of: 3,759,098. Beneficial ownership is disclaimed as to all of these shares, which are allocated to the accounts of participants under the KCSI ESOP.

               UMB may be deemed to beneficially own certain shares of Issuer's Common Stock including the shares of Common Stock held by the KCSI ESOP and shares of Common Stock held in other capacities. As co-trustee, UMB may be deemed to have shared voting and dispositive power over the shares of Common Stock held by the KCSI ESOP, although UMB disclaims beneficial ownership over such shares that are allocated to the KCSI ESOP participant's accounts. With respect to the shares of Common Stock held in other capacities, UMB may also be deemed to have either sole or shared voting power over certain of such shares and/or either sole or shared dispositive power over certain of such shares. UMB disclaims beneficial ownership over and has not included in this Schedule 13G any and all shares of the Issuer's Common Stock held in custodial and other capacities over which UMB has no voting or dispositive power

          CUSIP NO. 485 1701 04        SCHEDULE 13G      Page 8 of 12 Pages

          (either by itself or with others) or held by Mercantile Bank of Kansas City ("MBKC") and its affiliates other than the shares of the Issuer's Common Stock held by the KCSI ESOP (of which MBKC is a co-trustee only for voting purposes).

               Therefore, UMB may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

               (a) Amount Beneficially Owned: 5,079,115. Beneficial ownership is disclaimed as to 3,759,098 shares, which are allocated to the accounts of participants under the KCSI ESOP. Such amount excludes 1,301,857 shares of Issuer's Common Stock held in custody accounts by UMB for which UMB has no voting or dispositive power.

               (b)  Percent of Class:  9.7%

               (c)  Number of shares as to which such person has:

                    (i)       sole power  to vote  or to  direct the  vote:
                              8,500.

                    (ii)      shared power to vote or to direct the vote:
                              3,768,758.       Beneficial   ownership    is
                              disclaimed as to 3,759,758 shares, which are allocated to the accounts of participants under the KCSI ESOP.

                    (iii) sole power to dispose or to direct the disposition of: 8,500.

                    (iv) shared power to dispose or to direct the disposition of: 3,768,758. Beneficial ownership is disclaimed as to 3,759,758 shares, which are allocated to the accounts of participants under the KCSI ESOP.

               UMBFC does not own of record any shares of the Issuer's Common Stock and does not exercise or direct the exercise of any voting or dispositive power over the shares of the Issuer's Common Stock reported herein and is precluded by applicable law from directing the exercise of such power over said shares of the Issuer's Common Stock held by UMB.

          CUSIP NO. 485 1701 04        SCHEDULE 13G      Page 9 of 12 Pages

          Item 5         Ownership of Five Percent or Less of a Class.

                         Not Applicable.

          Item 6         Ownership of More  than Five Percent on  Behalf of
                         Another Person.

               Although the KCSI ESOP participants generally have no direct rights or powers with respect to dividends paid on or the proceeds from the sale of shares of the Issuer's Common Stock held by the KCSI ESOP, participants have the right to receive vested amounts representing dividends on the shares allocated to their accounts and elect to receive cash from proceeds their KCSI ESOP accounts upon distribution thereof in accordance with the terms of the KCSI ESOP.

          Item 7         Identification   and    Classification   of    the
                         Subsidiary  which  Acquired   the  Security  Being
                         Reported on by the Parent Holding Company.

                         Information as to UMB, which is jointly filing this statement with UMBFC, is presented above.

          Item 8 Identification and Classification of Members of the Group.

                         Not Applicable.

          Item 9         Notice of Dissolution of Group.

                         Not Applicable.

          Item 10        Certification.

                         See below.

          CUSIP NO. 485 1701 04        SCHEDULE 13G     Page 10 of 12 Pages

                                      Signature

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        UMB Bank, N.A.

          Dated:   February 13, 1996    By /s/David D. Miller
                                           David D. Miller,
                                           Executive Vice President
                                           and Corporate Secretary


                                        UMB Financial Corporation

          Dated:   February 13, 1996    By  /s/David D. Miller
                                           David D. Miller,
                                           Executive Vice President
                                           and Corporate Secretary


                                        Kansas  City  Southern  Industries,
                                        Inc. Employee Stock Ownership Plan
                                        and Trust

                                        By:  UMB Bank, N.A.,
                                             Trustee


          Dated:  February 13, 1996     By  /s/David D. Miller
                                           David D. Miller,
                                           Executive Vice President
                                           and Corporate Secretary

          CUSIP NO. 485 1701 04        SCHEDULE 13G     Page 11 of 12 Pages

                                    EXHIBIT INDEX


          Exhibit             Document                           Page No.


           A.              Joint Filing Agreement

          CUSIP NO. 485 1701 04        SCHEDULE 13G     Page 12 of 12 Pages

          EXHIBIT A

                                JOINT FILING AGREEMENT


               In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Exhibit is attached with respect to the Common Stock, par value $0.01 per share, of Kansas City Southern Industries, Inc., a Delaware corporation, and consent to this Joint Filing Agreement being included as an Exhibit to such filing. In evidence thereof the undersigned hereby execute this Agreement this 13th day of February, 1996.

                                        UMB BANK, N.A.

          Dated:  February 13, 1996     By /s/David D. Miller
                                           David D. Miller,
                                           Executive Vice President
                                           and Corporate Secretary



                                        UMB Financial Corporation

          Dated:  February 13, 1996     By  /s/David D. Miller
                                           David D. Miller,
                                           Executive Vice President
                                           and Corporate Secretary


                                        Kansas  City  Southern  Industries,
                                        Inc. Employee Stock Ownership Plan
                                        and Trust

                                        By:  UMB Bank, N.A.,
                                             Trustee

          Dated:  February 13, 1996     By  /s/David D. Miller
                                           David D. Miller,
                                           Executive Vice President
                                           and Corporate Secretary